UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-13251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SALLIE MAE 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
SLM CORPORATION
300 Continental Drive
Newark, Delaware 19713

Sallie Mae 401(k) Savings Plan

Financial Statements
(With Supplementary Information)

December 31, 2019

Sallie Mae 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
of Sallie Mae 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Sallie Mae 401(k) Savings Plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2019 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ CohnReznick LLP

We have served as the Plan's auditor since 2008.

Bethesda, Maryland
June 29, 2020

Sallie Mae 401(k) Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

	2019	2018

Assets
Investments, at fair value (Note 3)	$189,579,870	$139,302,235

Receivables:
Notes receivable from participants	2,880,256	2,962,381
Total receivables	2,880,256	2,962,381

Net assets available for benefits	$192,460,126	$142,264,616

The accompanying notes are an integral part of these financial statements

Sallie Mae 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions:
Investment income: (Note 3)
Net change in fair value of investments	$27,831,436
Dividends and interest	7,970,202
Investment income	35,801,638

Contributions:
Participants	12,142,987
Employer	6,722,769
Rollover	3,354,463
Total contributions	22,220,219

Interest on notes receivable from participants	130,946

Total additions	58,152,803

Deductions:
Benefits paid to participants	7,881,608
Administrative expenses	75,685
Total deductions	7,957,293

Increase in net assets	50,195,510

Net assets available for benefits
Beginning of year	142,264,616
End of year	$192,460,126

The accompanying notes are an integral part of these financial statements

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Note 1 – Description of Plan
The following description of Sallie Mae 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of SLM Corporation and its subsidiaries (the “Company”). Eligible employees may participate in the Plan after one month of service. The SLM Corporation Retirement Committee is responsible for oversight of the Plan. The SLM Corporation Retirement Committee determines the appropriateness of the Plan's investment offerings, and monitors investment performance.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as record-keeper.

Contributions
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) maximum of $19,000 for 2019. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum of $6,000 for 2019. Participants may also contribute amounts into the Plan rolled over from qualified employer plans in which they had previously participated.

The Company matching contribution after six months of service is 100 percent on the first 5 percent of a Participant’s contributions. The Plan also has an employee Roth contribution election option, post-tax contribution election options, and auto enrollment at a 5 percent contribution rate for newly hired or rehired employees.

The Plan also allows the Company to make a discretionary profit-sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit-sharing contributions for the year ended December 31, 2019.

Participant accounts
Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting
Participants are vested immediately in their individual contributions plus actual earnings thereon.  Participants are 100 percent vested in the Company’s matching contributions immediately.

Notes receivable from Participants
Participants may generally borrow up to 50 percent of their vested benefit, from a minimum of $1,000 up to a maximum of $50,000. Participants may have no more than one loan outstanding at any time, except for those Participants who had two loans outstanding as of April 1, 2019. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant's principal residence, which can be repaid over 20 years. Loans are secured by the Participant's account balance, bear interest at the prime rate established quarterly by the Federal Reserve and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

allowable under the Plan instrument, collateralized by Participant account balances, are due in varying installments through 2039, with interest rates ranging from 3.25 percent to 9.00 percent.

Payment of benefits
On termination of service due to death, disability or retirement, a Participant may elect to receive either a lump-sum amount equal to the value of the Participant’s vested interest in his or her account, or distributions at the Participant’s discretion. For termination of service for other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts
Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. Unused forfeitures at December 31, 2019 and 2018 totaled $9,790 and $1,294, respectively, which will be used to offset future Company contributions.

Note 2 - Summary of accounting policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The SLM Corporation Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Payment of benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of fair value of investments.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Note 3 - Fair value measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in active markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Sallie Mae Stock Fund:  The unit value of the Sallie Mae Stock Fund is based on the closing price of the Company's stock and the value of the money market component on the last business day of the Plan year. The Company's stock is listed and traded on the NASDAQ Global Select Market.

Self-directed brokerage account: Account primarily consists of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Stable Value Fund: Valued at the net asset value of units of a collective trust. The NAV, as provided by the Common Collective Trust manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. If the plan initiates a full redemption of the trust, the issuer reserves the right to delay withdrawal from the trust for twenty-four months from notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The investment objective of the fund is to provide safety of principal, adequate liquidity and a competitive yield with low volatility.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$175,746,845	$—	$—	$175,746,845
Sallie Mae Stock Fund	—	5,805,270	—	5,805,270
Self-directed brokerage account	3,145,195	—	—	3,145,195

Total Assets in the Fair Value Hierarchy	$178,892,040	$5,805,270	$—	184,697,310

Investments measured at NAV(a)	4,882,560

Total Investments	$189,579,870

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$126,138,546	$—	$—	$126,138,546
Sallie Mae Stock Fund	—	6,105,767	—	6,105,767
Self-directed brokerage account	2,200,229	—	—	2,200,229

Total Assets in the Fair Value Hierarchy	$128,338,775	$6,105,767	$—	134,444,542

Investments measured at NAV(a)	4,857,693

Total Investments	$139,302,235

(a) In accordance with Subtopic 820-10, investments in common collective trusts that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. There are no participant redemptions restrictions for these investments; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Note 4 – Related party transactions and party-in-interest transactions
Certain Plan investments are shares of registered investment companies, self-directed brokerage accounts or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Revenue Credits received by the Plan were $10,000 and are included net of administrative expenses on the statement of changes in net assets available for benefits. Unused revenue credits at December 31, 2019 and 2018 totaled $35,515 and $46,446, respectively, which may be used as directed under the Plan document. Administrative services charged by Fidelity were $85,685 for the year ended December 31, 2019.

Additionally, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation common stock. At December 31, 2019 and 2018, the Plan held 861,122 units and 965,620 units, respectively, valued at $5,805,270 and $6,105,767, respectively. During 2019, 259,367 units in the amount of $2,001,338 were purchased and 383,864 units in the amount of $2,826,921 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor. For the year ended December 31, 2019, there was $81,548 in dividends. The Retirement Committee approved the process to allow divestiture of the Sallie Mae Stock Fund. The divestiture of the Sallie Mae Stock Fund occurred during 2020 and participants’ balances were directed into another investment option as defined under the Plan amendment.

Note 5 - Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.
Note 6 - Income Tax Status
The Internal Revenue Service has determined and informed the Plan by letter dated February 10, 2017, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended and restated since the date of the letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - COVID-19 Risks and uncertainties
As a result of the global emergence of the novel strain of Coronavirus disease (“COVID-19”) and the current economic environment, uncertainties have arisen, which have resulted in market volatility of which the impact cannot be reasonably estimated at this time. Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. The CARES Act allows plans (1) to increase the maximum loan limit for qualified

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

participants to the lesser of 100 percent of the participant’s vested account balance or $100,000 until September 23, 2020 and (2) allows eligible participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. The CARES Act could have an impact to the Plan’s net assets in the 2020 plan year.

Sallie Mae 401(k) Savings Plan
EIN 52-2013874 PN001

Schedule of Assets (Held at End of Year) (Schedule H, Line 4i)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of issuer, borrower or similar entity	Description of Investment	Current value
*	Fidelity 500 Index	Registered Investment Company	$20,865,825
	TRP Blue Chip Grth I	Registered Investment Company	15,963,906
*	Fidelity Freedom 2030 K	Registered Investment Company	15,348,469
*	Fidelity Freedom 2040 K	Registered Investment Company	13,375,701
*	Fidelity OTC K	Registered Investment Company	12,476,442
	MFS Intl Divrsn R4	Registered Investment Company	9,278,246
	Victory S Estb Val I	Registered Investment Company	8,051,125
	JAN ASP Enterprise I	Registered Investment Company	7,215,614
	Loomis SM CP Grth IS	Registered Investment Company	7,141,087
*	Fidelity US Bond Index	Registered Investment Company	6,854,090
*	Fidelity Freedom 2035 K	Registered Investment Company	6,716,834
*	Fidelity Freedom 2050 K	Registered Investment Company	6,464,099
	MFS Value R4	Registered Investment Company	6,408,798
	WA Core Plus Bond I	Registered Investment Company	6,025,564
*	Sallie Mae Stock Fund	Common Stock Fund	5,805,270
*	Fidelity Freedom 2045 K	Registered Investment Company	5,745,399
	WT Metlife Stab Val	Common Collective Trust	4,882,560
*	Fidelity Balanced K	Registered Investment Company	4,258,612
*	Fidelity Freedom 2020 K	Registered Investment Company	4,093,396
*	Fidelity Freedom 2055 K	Registered Investment Company	4,086,255
*	Fidelity Freedom 2025 K	Registered Investment Company	3,582,854
*	Brokeragelink	Self-directed brokerage account	3,145,195
	GS Small Cap Value Inst	Registered Investment Company	2,769,768
*	Fidelity Mid Cap Idx	Registered Investment Company	1,483,402
*	Fidelity Emerging Markets K	Registered Investment Company	1,411,629
*	Fidelity Freedom 2060 K	Registered Investment Company	1,354,324
*	Fidelity Intl Index	Registered Investment Company	1,199,175
*	Fidelity Sm Cap Idx	Registered Investment Company	1,059,019
	TRP Spectrum Income	Registered Investment Company	1,009,986
*	Fidelity Freedom 2010 K	Registered Investment Company	573,284
*	Fidelity Freedom Income K	Registered Investment Company	526,901
*	Fidelity Freedom 2015 K	Registered Investment Company	381,582
*	Fidelity Freedom 2065 K	Registered Investment Company	19,896
*	Fidelity Freedom 2005 K	Registered Investment Company	5,563
	Participant Loans:
*	Plan Participants	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2039, with interest rates ranging from 3.25% to 9.00%	2,880,256
	Total		$192,460,126

*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

Note: See Report of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(K) SAVINGS PLAN

Date: June 29, 2020	/s/ BONNIE RUMBOLD
Bonnie Rumbold Senior Vice President, Human Resources On behalf of the Sallie Mae 401(K) Savings Plan Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP